FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

NATIONAL BANK OF GREECE S.A.

Dividend Cut-off – Payment Announcement

National Bank of Greece announces payment in cash of a dividend of 0.40 per share and distribution of four new shares for every one hundred shares without payment instead of an additional dividend of €1 for the year 2007, pursuant to its General Meeting of Shareholders’ resolutions of 17 April and 15 May 2008.

Entitled to the dividend are the Bank’s shareholders as at the closing of the Athens Exchange session of 15 May 2008.

As of Friday, 16 May 2008 the Bank’s shares shall be traded ex-dividend for the year 2007.

Dividend shall be paid via the Bank as of Monday, 26 May 2008.

Specifically, if the shares operator is National Bank, the dividend amount corresponding to the shares handled by the Bank shall be automatically credited to the shareholder’s deposit account linked to the corresponding securities account. If the Dematerialized Securities System operator is another bank or brokerage firm, the operator shall collect the relevant dividend amount for the shareholder’s account. If the shareholder has requested the operator or the Central Securities Depository (CSD) for exception (at least five business days before the dividend payment date), then the dividend the shareholder is entitled to can be collected via any branch of NBG’s domestic network by the shareholder in person, against presentation of the shareholder’s ID card. In the event of a proxy, a letter of authorization is required, with the shareholder’s signature duly attested, or a power of attorney.

Athens, 16 May 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Own stock buy-back programme

National Bank of Greece S.A. announces the following:

NBG’s own stock buy-back programme (as per Article 16, par. 5 et seq. of the Companies Act) was approved by AGM resolution of 17 April 2008, affording NBG the option to purchase own shares up to 10% of its total shares at a minimum purchase price of €5 and a maximum purchase price of €60 per share from 25 May 2008 until 24 May 2009.

From 25 May 2008 until 25 September 2008 NBG intends to purchase up to 20,000,000 own shares at a minimum price of €5 and maximum price of €60 per share by BoD resolution of 15 May 2008 pursuant to the AGM resolution.

Investors are reminded that the implementation of own stock buy-back programmes is optional by law.

Athens, 19 May 2008

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 20th May, 2008
Vice Chairman - Deputy Chief Executive Officer